VIA EDGAR	August 16, 2016

Re:	DJO Finance LLC,

DJO Finance Corporation

and Subsidiary Guarantors

Registration Statement on Form S-4

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of co-issuers DJO Finance LLC, a Delaware limited liability company, and DJO Finance Corporation, a Delaware corporation (together, the “Issuers”), and the additional registrants listed therein (collectively, the “Guarantors” and, together with the Issuers, the “Registrants”), we hereby transmit for filing by direct electronic transmission under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 (the “S-4 Registration Statement”), together with certain exhibits thereto, relating to the Issuers’ offer to exchange $298,436,000 aggregate principal amount of their 10.75% Third Lien Notes due 2020 (the “Exchange Notes”) for any and all of their outstanding 10.75% Third Lien Notes due 2020 that were issued on May 7, 2015 (the “Outstanding Notes”), which were offered and sold in reliance upon Rule 144A and Regulation S under the Securities Act. The Outstanding Notes are, and the Exchange Notes will be, guaranteed by the Guarantors, which are also registrants under the S-4 Registration Statement.

The Registrants are registering the exchange offer on the S-4 Registration Statement in reliance on the position of the Securities and Exchange Commission (the “Commission”) enunciated in Exxon Capital Holdings Corporation, available May 13, 1988 (“Exxon Capital”), Morgan Stanley & Co., Incorporated, available June 5, 1991 (regarding resales) and Shearman & Sterling, available July 2, 1993 (with respect to the participation of broker-dealers.) The Registrants have further authorized us to include the following representations to the Staff of the Commission:

1. The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of each of the Registrants’ information and belief without independent investigation, each person participating in the exchange offer is acquiring the Exchange Notes in its ordinary course of business and is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in, the distribution of the Exchange Notes. In this regard, the Registrants will disclose to each person participating in the exchange offer that if such person is participating in the exchange offer for the purpose of distributing the Exchange Notes, such person (i) could not rely on the staff position enunciated in Exxon Capital or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each Registrant acknowledges that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

2. No broker-dealer has entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute the Exchange Notes. The Registrants will disclose to each person participating in the exchange offer (through the exchange offer prospectus) that any broker-dealer who receives the Exchange Notes for its own account pursuant to the exchange offer may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes. The Registrants will also include in the letter of transmittal to be executed by each holder participating in the exchange offer that each broker-dealer that receives the Exchange Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes and that by so acknowledging and delivering a prospectus, the broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The filing fee for the S-4 Registration Statement in the amount of $30,052.21 has previously been deposited by wire transfer of same day funds to the Commission’s account at US Bank.

If you have any questions on the above-referenced S-4 Registration Statement, please contact Richard A. Fenyes at (212) 455-2812 or Jonathan Ozner at (212) 455-2632.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP